

March 4, 2025

Eugene Woychyshyn
Chief Financial Officer
NXT Energy Solutions Inc.
3320 - 17th Avenue SW, Suite 302
Calgary, Alberta, T3E 0B4
Canada

       Re: NXT Energy Solutions Inc.
            Form 20-F for the Fiscal Year ended December 31, 2023
            Filed April 26, 2024
            File No. 000-24027

Dear Eugene Woychyshyn:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Energy & Transportation